FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

11 June 2014

HSBC AGREES TO SELL ITS UK PENSIONS MANUFACTURING BUSINESS TO REASSURE

HSBC Life (UK) Limited ("HSBC"), an indirect wholly-owned subsidiary of HSBC Holdings plc, has entered into an agreement to sell its UK pensions business (the "Business") to ReAssure Limited ("ReAssure"), a wholly-owned subsidiary of Admin Re Group, part of the Swiss Re Group (the "Transaction").

Under the terms of the agreement, HSBC will sell its corporate and individual pensions policies, and an associated annuities book, by way of an insurance business transfer scheme (the "Scheme") under Part VII of the Financial Services and Markets Act 2000 (as amended). At 31 December 2013, the value of the underlying assets under management forming part of the Transaction was approximately £4.2bn (approximately US$7.05bn), of which approximately £4.0bn were managed by HSBC Global Asset Management (UK) Limited ("HSBC Global Asset Management").

Under a new contractual arrangement, HSBC Global Asset Management will continue to be the investment manager of these underlying assets.

The Transaction, which is subject to regulatory approvals and the court making an order sanctioning the Scheme, is expected to complete in the second half of 2015.

As part of the Transaction, HSBC has also entered into a reinsurance agreement with ReAssure transferring certain economic risks and rewards of the Business to ReAssure from 1 January 2014 until completion of the Transaction.

Media enquiries to:
Brendan McNamara	+ 44 20 7991 0655	brendan.mcnamara@hsbc.com
James Thorpe	+ 44 20 7992 1433	jamesthorpe@hsbc.com
Investor Relations enquiries to:
Guy Lewis	+44 207 9921938	guylewis@hsbc.com

Note to editors:

Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,300 offices in 75 countries and territories in Asia, Europe, North and Latin America, the Middle East and North Africa. With assets of US$2,758bn as at 31 March 2014, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 11 June 2014